FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3. 4.

News Release dated December 6, 2006 (“Dopod International Introduces BlackBerry Connect in Asia")

News Release dated December 7, 2006 (“Alltel Wireless offers BlackBerry 8703e with wireless broadband service and GPS Navigation")

News Release dated December 8, 2006 (“RIM Provides Status Update")

News Release dated December 8, 2006 (“RIM to Announce Preliminary Third Quarter Operating Results on December 21")

Page No 3 4 2 1

Document 1

December 6, 2006

FOR IMMEDIATE RELEASE

Dopod International Introduces BlackBerry Connect in Asia

Taipei, Taiwan and Waterloo, ON – Dopod International Corporation (hereinafter “Dopod International”) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of BlackBerry® Connect™ software on the 838Pro and C720W devices for customers in Asia.

Through the existing licensing relationship between High Tech Computer Corp. (HTC) and RIM, Dopod International will offer BlackBerry Connect to enable customers of the Windows Mobile-based 838Pro Pocket PC and the C720W smartphone to access popular BlackBerry services with support for both BlackBerry® Enterprise Server and BlackBerry® Internet Service.

“We are very excited to work with RIM and HTC to provide our customers with BlackBerry Connect on the 838Pro and the C720W devices,” said Jack Tong, CEO of Dopod International Corp. “We are committed to offering our customers the best available solutions to meet their wireless data and business needs. We believe BlackBerry Connect will add tremendous value to our existing product offerings and we are looking forward to bringing BlackBerry services available on more devices in the near future.”

“We’re pleased to be working with HTC and Dopod International to expand the reach of BlackBerry in the Asia Pacific region,” said Norm Lo, Vice President of Asia Pacific at RIM. “With BlackBerry Connect, Dopod International’s customers can enhance their mobile communications and productivity through the powerful features and convenience of the BlackBerry service together with the 838Pro and the C720W.”

Supported BlackBerry features include “push”-based wireless email access, wireless email reconciliation and attachment viewing through BlackBerry Enterprise Server and BlackBerry Internet Service.

Additional features supported through BlackBerry Enterprise Server include:

  wireless calendar synchronization;
  remote look-up of corporate email address directory;
  Triple DES encryption; and
  IT policy enforcement and commands

For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service allows users to access corporate and multiple personal email accounts (including most popular ISP email accounts) from a single device.

Dopod International is now offering BlackBerry Connect on the 838Pro and the C720W in Hong Kong, Singapore and Malaysia. Availability in other countries in the region will be announced at a later date.

838Pro from Dopod International

Manufactured by HTC, the 838Pro comes with a smooth sliding keypad. It’s fitted with a 360-degree jog wheel and a QWERTY keypad for easy and simple data input and web browsing. It supports HSDPA, GPRS, EDGE, 3G, Wi-Fi® and Bluetooth® V 2.0.

Featuring Bluetooth Wireless Stereo (A2DP), users of the 838Pro can enjoy stereo music wirelessly over compatible A2DP headsets. Users can download movies and music videos to the 838Pro’s 128 MB Built-in ROM and 64MB RAM memory. In addition, the 838Pro features a high-resolution color screen and 2 megapixel camera.

C720W from Dopod International

Manufactured by HTC, the C720W supports Quadband GSM, GPRS, EDGE and Bluetooth v2.0. It provides easy configuration as it comes with Netwizard and can automatically configure its operators’ settings. Running on the TI OMAP 850 processor, the C720W has a 128MB built-in ROM and 64MB RAM memory with persistent storage. It’s equipped with Microsoft Office programmes like Outlook Mobile, Word Mobile, Excel Mobile, Powerpoint Mobile, IE Mobile, Windows Media Player 10 Mobile and Internet Sharing. Users can also have access to Adobe Reader, Activesync, Comm Mgr, Internet sharing, Audio Manager and PocketMSN. The C720W has a 1.3 megapixel camera and a 2.4-inch QVGA display screen.

About Dopod International Corporation

Dopod International Corporation is a leading mobile communications company that integrates mobile communication with information system technologies. Dopod International’s products are catered to the modern, ‘connected-everywhere’ lifestyle user. The company combines outstanding product design and excellent functional qualities that promote convenient access to up-to-the-minute information. Founded in 2002, Dopod has established a presence as a premier communications company throughout Asia.

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

For additional information contact:

Dale Ingram 501-905-6078
Vice President - Public Relations
dale.ingram@alltel.com

Scott Morris 501-905-4094
Manager - Corporate Communications
scott.l.morris@alltel.com

Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Release Date:           Dec. 7, 2006

Wireless offers BlackBerry 8703e with wireless broadband service and GPS Navigation
Sleek handheld delivers high-speed e-mail, application and browser access

LITTLE ROCK, Ark. and WATERLOO, Ontario – Alltel Wireless, America’s largest network, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that the BlackBerry® 8703e wireless handset is available to Alltel customers. The BlackBerry 8703e supports phone, e-mail, messaging, organizer, browser and other mobile applications that work on Alltel’s next generation high-speed Axcess Broadband network and supports turn-by-turn navigation with its built-in GPS capabilities.

        “The BlackBerry 8703e is a great fit for mobile professionals who demand superior e-mail, browsing and voice performance in a secure, lightweight, all-in-one device,” said Wade McGill, senior vice president of product management for Alltel Wireless. “On Alltel’s Axcess Broadband network, the BlackBerry 8703e provides customers with wireless access to the Internet at speeds comparable to wired broadband connections such as cable modem or DSL.”

        The BlackBerry 8703e is available from Alltel for $249.99 after a $50 mail-in rebate. The price is available to new customers on two-year service agreements as well as to existing eligible customers on qualifying rate plans.

        “The BlackBerry 8703e running on the Alltel Network is a high-performance productivity tool that delivers the functionality and flexibility that mobile professionals want while away from their desk,” said Mark Guibert, vice president, corporate marketing, Research In Motion. “We are very pleased to be working together to offer this powerful handset to Alltel customers.”

        The BlackBerry 8703e allows customers to maintain wireless connectivity nationwide to a full suite of applications. It features a bright, high-resolution color LCD screen that provides ample workspace for viewing e-mail, Web pages, and other applications. Intelligent light sensing technology automatically optimizes screen lighting levels for viewing in outdoor, indoor and dark environments. The full QWERTY keyboard enables rapid, efficient and accurate message typing and information entry on the go.

        The BlackBerry 8703e also offers first-rate phone features in a design that provides a natural feel while dialing. Placing calls with one hand is fast and simple and the handset includes large, dedicated “send,” “end,” and “mute” phone keys. The handset features intuitive call management tools, such as smart dialing, conference calling, speed dialing and call forwarding. And it comes with a built-in speakerphone, support for polyphonic and MP3 ringtones and integrated Bluetooth® wireless technology.

        The BlackBerry 8703e runs on Alltel Wireless’ Axcess Broadband network, which offers average data speeds of 400 to 700 Kbps with maximum speeds of up to 2.4 Mbps (1). The EVDO (evolution data optimized) service provides Alltel Wireless customers with the ability to surf the Internet and access e-mail, calendars and large, graphic-rich files in dozens of markets, including Cleveland, Charlotte, Tampa and Phoenix. Alltel plans to launch Axcess Broadband in numerous additional cities in 2006 and 2007, giving it one of the largest EVDO footprints of any U.S. carrier. Where Axcess Broadband is not yet offered, the BlackBerry 8703e operates seamlessly on Alltel’s Axcess MobileLink 1xRTT network with average data speeds of 40-70 Kbps with bursts up to 144 Kbps.

        Alltel is offering the BlackBerry 8703e with key value-added applications designed to maximize utility from the powerful handset. A mobile software store from Handango™ enables on-device software purchases from a catalog of productivity and entertainment titles. Handmark® Pocket Express™ delivers news, weather, sports, maps, directory look-ups, movie showtimes and other mobile content to Alltel subscribers. And TeleNav GPS Navigator™ leverages the built-in assisted-GPS technology of the handset to provide turn-by-turn, voice and onscreen driving directions to virtually any U.S. destination. Customers can find these applications at www.handango.com/alltel, www.handmark.com/alltel, and www.telenav.com, respectively, and will soon be able to have them delivered via “Virtual Preload” directly to their BlackBerry 8703e.

      About Research In Motion

        Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit: www.blackberry.com or www.rim.com.

      About Alltel

        Alltel is owner and operator of the nation’s largest wireless network and has more than 11 million wireless customers.

-end-

Alltel, NYSE: ATwww.alltel.com

(1)     Within EV-DO data wireless service coverage area only. Speed claims based on Alltel network tests. Actual data speeds vary based on network capacity and application design.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

December 8, 2006

RIM Provides Status Update

Waterloo, Ontario – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission (OSC). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

The Company’s management-initiated, voluntary review of stock option grants is ongoing. As previously disclosed, the Audit Committee of RIM’s Board of Directors has made a preliminary determination that a restatement of RIM’s historical financial statements will be required. The Company does not currently anticipate a material adjustment to the preliminary second quarter operating results reported on September 28, 2006 or to current or future financial years’ operating results. As the review of the Company’s historical stock option practices has not yet been concluded, the Company has notified the OSC that it does not anticipate that it will be in a position to file its restated historical financial statements or its financial statements for the second quarter of fiscal 2007 on or before December 17, 2006. If these filings are not made by December 18, 2006, RIM will report on the status of its continuous disclosure obligations to the OSC pursuant to the management cease trade order issued by the OSC on November 7, 2006.

On December 21, 2006, the Company intends to announce preliminary operating results for the third quarter of fiscal 2007. The Company expects that the potential impact of any restatement on GAAP and preliminary operating results for the third quarter of fiscal 2007 will be immaterial. The Company expects to file its financial statements for the second and third quarters of fiscal 2007 and any historical restatements prior to its fiscal year end of March 3, 2007.

The Company has had communications with both staff of the OSC and staff of the Securities and Exchange Commission (SEC) about its internal review. The Company intends to continue to cooperate with the OSC and SEC. On November 30, 2006, upon application of the Company and certain officers of the Company, the OSC issued an order varying its management cease trade order to permit certain officers of the Company who held stock options in the Company due to expire on December 4, 2006 to exercise such options. The common shares of the Company issued upon the exercise of such options are subject to the management cease trade order issued by the OSC and cannot be disposed of before the management cease trade order expires or is revoked. In addition, Jim Balsillie and Mike Lazaridis, two of the officers who were permitted to exercise stock options due to expire, have deposited the common shares acquired upon exercise into escrow with the Audit Committee to be held pending completion of the Audit Committee’s review of the Company’s historical stock option granting practices.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s ongoing management-initiated voluntary review of its historical option granting practices, including statements regarding preliminary determinations and expectations regarding the financial impact of the review on RIM’s historical, current and future financial statements, the anticipated timing of filing financial statements and releasing preliminary operating results, and its intention to provide regular updates to its shareholders. The terms and phrases, “preliminary determination”, “may”, “would”, “expects”, “will”, “anticipate”, “intends” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience, its current assessment of matters relating to its ongoing internal review, and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, or future events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: determinations made by RIM’s Audit Committee, outside advisors, auditors and others; unanticipated developments and delays encountered during the ongoing review; developments relating to RIM’s ongoing communications with the SEC and the OSC; additional corrections that may be required based on factual findings and analysis in the ongoing review; and legal and accounting developments regarding stock option grants and interpretations of such guidance. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 4

December 8, 2006

FOR IMMEDIATE RELEASE

RIM to Announce Preliminary Third Quarter Operating Results on December 21

Waterloo, Canada – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will be reporting preliminary operating results for the third quarter of fiscal 2007 on December 21, 2006 after the close of the market. A conference call and live webcast will be held beginning at 5 pm ET, which can be accessed by dialing 416-640-1907 or by logging on at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm by dialing 416-640-1917 and entering passcode 21212410#. This replay will be available until midnight ET January 14, 2007.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 11, 2006	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance